OTCBB: MRDDF     TSX-V: MAD     FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD DIRECTOR RESIGNS

Vancouver, BC, Canada – SEPTEMBER 12, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that Steve Ristorcelli, has resigned as a director of Miranda. He has served as a non-executive independent director for the past 19 years.

"We appreciate the contribution Steve has made in serving as a director for Miranda, providing the board with additional technical support and oversight to Miranda" said Board Chairman and CEO, Ken Cunningham.

The Company has four remaining directors two of whom are independent. The Company intends to recruit a third independent director.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877
www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.